

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

October 2, 2015

VIA E-MAIL
Mr. Andrew P. Blocher
Executive Vice President and Chief Financial Officer
First Potomac Realty Trust
7600 Wisconsin Avenue, 11th Floor
Bethesda, Maryland 20814

       Re: **First Potomac Realty Trust**
                Form 10-K for the year ended December 31, 2014
                Filed February 20, 2015
                File No. 001-31824

Dear Mr. Blocher:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                            Sincerely,

                                          /s/ Wilson K. Lee

                                          Mr. Wilson K. Lee
                                          Senior Accountant
                                          Office of Real Estate and
                                          Commodities